August 24, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (970) 476-0200

Gary S. Judd
President and Chief Executive Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
PO Box 6580
Avon, CO  81620

	Re:	Vail Banks, Inc.
		Form 10-K for the year ended December 31, 2004
		File No. 0-25081

Dear Mr. Judd:

	We have reviewed your response letter dated June 29, 2005 and have the following additional comments.

Form 10-K

Financial Statements

Independent Auditors` Report, page F-1
1. It appears that your independent auditors are not registered with the PCAOB. Rule 2100 of Section 2 of the PCAOB Bylaws and Rules requires that firms that prepare or issue any audit report with respect to any issuer or plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer must be registered with the PCAOB. Please advise us as to the facts and circumstances relating to this deficiency.

Note 6. Goodwill and Other Intangible Assets, page F-20

2. Please refer to prior comment 2 and provide us the following information:

* Please tell us the gross amount of the deferred tax liability that you did not record in 1997.

* Please tell us how you accounted for the difference in the original deferred tax liability and the amount you recorded in 2003.

* Please provide us the SAB Topic 1:M analysis relied on in determining that any restatement would be immaterial. We would expect your analysis to consider the impact of the error on earnings in each quarter, on fiscal year results, on reported deferred tax assets and liabilities and on goodwill for all periods effected.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding our comments.



      Sincerely,


						Paul Cline
						Senior Accountant


Gary S. Judd
Vail Banks, Inc.
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